Exhibit 99.1

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last 60 days not previously reported on the Schedule 13D by the Reporting Persons or on behalf of the Reporting Persons in respect of the Common Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 7, 2025.

Date	Effected By	Nature of Transaction	Quantity	Price
9/16/2025	GAF	Open Market Purchase	122,903	$6.54
9/17/2025	GAF	Open Market Purchase	104,908	$6.59
9/18/2025	GAF	Open Market Purchase	68,754	$6.60
9/19/2025	GAF	Open Market Purchase	45,180	$6.61
9/22/2025	GAF	Open Market Purchase	43,497	$6.67
9/23/2025	GAF	Open Market Purchase	53,569	$6.78
9/24/2025	GAF	Open Market Purchase	89,000	$6.72
10/3/2025	GAF	Open Market Purchase	54,376	$6.30
10/6/2025	GAF	Open Market Purchase	15,987	$6.31
10/7/2025	GAF	Open Market Purchase	23,310	$6.39